UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒                                                                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

International Game Technology PLC Announces
Satisfaction of Financing Condition for Tender Offer

On June 28, 2018, International Game Technology PLC (the “Company”) announced that it has received an amount of gross proceeds from the issue of €500 million 3.500% senior secured notes due 2024 (the “New Notes”) sufficient to finance the payment by the Company of the aggregate tender offer consideration (the “Tender Offer Consideration”) with respect its outstanding:

(i)                                     €700,000,000 4.125% Senior Secured Notes due 2020 represented by the Regulation S global note (the “4.125% Notes”) (ISIN: XS1204431867); and

(ii)                                  €500,000,000 4.750% Senior Secured Notes due 2020 (the “4.750% Notes” and together with the 4.125% Notes, the “Notes”) (ISIN XS0860855930),

validly tendered and accepted for purchase pursuant to an offer to purchase dated June 18, 2018 (the “Offer to Purchase” and such offer, the “Offer”) (such condition being the “Financing Condition”).

On June 26, 2018, the Company announced that €262,395,000 aggregate principal amount of the 4.125% Notes and €112,100,000 aggregate principal amount of the 4.750% Notes had been validly tendered (and not validly withdrawn) and that, subject to satisfaction of all conditions set out in the Offer to Purchase, it intended to accept for purchase all of the Notes tendered in the Offer.  The Final Acceptance Amount (as defined in the Offer to Purchase) is therefore €374,495,000.

The Company hereby announces that all conditions set out in the Offer to Purchase, including the Financing Condition, have been satisfied and that therefore it will pay on the date hereof the Tender Offer Consideration plus accrued and unpaid interest on the applicable Notes from, and including, the immediately preceding interest payment date up to, but excluding, June 28, 2018.

A copy of the news release relating to these matters is furnished herewith as follows:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Satisfaction of Financing Condition for Tender Offer,” dated June 28, 2018

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Satisfaction of Financing Condition for Tender Offer,” dated June 28, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2018	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary